(As filed July 17, 2000)

                                                                File No. 70-9605

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 Amendment No. 3
                                       on
                                   FORM U-1/A

                             APPLICATION/DECLARATION

                                      under

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               EASTERN ENTERPRISES
                                9 Riverside Road
                           Weston, Massachusetts 02493

                                ENERGYNORTH, INC.
                                 1260 Elm Street
                                   P.O Box 329
                         Manchester, New Hampshire 03105

                    ----------------------------------------
                 (Names of companies filing this statement and
                    addresses of principal executive offices)

                                      NONE.

                    ----------------------------------------
             (Name of top registered holding company parent of each
                            applicant or declarant)

L. William Law, Jr., Esq.                    Michelle L. Chicoine
Senior Vice President and General Counsel    Executive Vice President
Eastern Enterprises                          EnergyNorth, Inc.
9 Riverside Road                             1260 Elm Street
Weston, Massachusetts  02493                 Manchester, New Hampshire 03101
                    ----------------------------------------
                   (Names and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and other communications to:

Andrew F. MacDonald, Esq.                    Richard A. Samuels, Esq.
Thelen Reid & Priest LLP                     McLane, Graf, Raulerson &
701 Pennsylvania Ave., N.W.                    Middleton P.A.
Washington, D.C.  20004                      900 Elm Street
                                             P.O. Box 326
                                             Manchester, New Hampshire  03105

          The Application/Declaration filed in this proceeding on January 5, 2000, as amended by Amendment No.1, filed on February 3, 2000, and amended and restated by Amendment No. 2, filed on June 1, 2000, is hereby further amended as follows:

          The final paragraph of ITEM 1 - DESCRIPTION OF PROPOSED TRANSACTION,
                                          -----------------------------------
is amended and restated to read as follows:

          "The Merger of Eastern and EnergyNorth on a stand-alone basis (that is, assuming the KeySpan Merger Agreement is terminated before the Effective
Time) has been structured to qualify as a reorganization under Section 368(a) of the Internal Revenue Code. Accordingly, an EnergyNorth stockholder who exchanges his or her shares solely for Eastern common stock will not recognize any gain or loss. An EnergyNorth stockholder who receives a combination of cash and Eastern common stock in the Merger will not recognize any loss but will recognize gain, if any, in an amount equal to the lesser of the amount of the cash received and the total gain realized by such stockholder in the Merger. An EnergyNorth stockholder who receives only cash will recognize the full amount of any gain or loss. Under either Merger structure, the transaction will be accounted for by Eastern using the purchase method of accounting for a business combination in accordance with generally accepted accounting rules. Under this method of accounting, the assets and liabilities of EnergyNorth, including intangible assets, will be recorded at their fair values, and the excess of the consideration paid over those amounts will be recorded as goodwill and amortized over 40 years. Consistent with the Commission's Staff Accounting Bulletin No. 54, Topic 5J, such goodwill will be "push downed" to EnergyNorth's subsidiaries. Assuming that the Merger and the KeySpan Merger close contemporaneously, it is currently estimated that $124 million of goodwill created in the transaction would be allocated to ENGI."

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                        EASTERN ENTERPRISES

                                        By:  /s/ Walter J. Flaherty
                                           ------------------------------------
                                        Name:  Walter J. Flaherty
                                        Title: Executive Vice President and
                                               Chief Financial Officer

                                        ENERGYNORTH, INC.

                                        By:  /s/Michelle L. Chicoine
                                           ------------------------------------
                                        Name:  Michelle L. Chicoine
                                        Title: Executive Vice President

Date:   July 17, 2000


                                      -3-